SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of January 6, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
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         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
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           (Address of principal executive offices)




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  January 6, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer






          CORPORACION DURANGO ANNOUNCES AUDIT FIRM CHANGE



Durango, Dgo., Mexico. - Corporacion Durango, S.A. de C.V. (NYSE: CDG / BMV:
CODUSA) (the "Company"), the largest integrated paper producer in Mexico, announced that it has appointed Deloitte and Touche in Mexico as its independent auditors. Deloitte and Touche will replacePriceWaterhouseCoopers in Mexico for the fiscal year ended December 31, 2003. The Company's decision to appointment the new auditors was based on therecommendation of the Company's Audit Committee.



This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.